UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

New Century Equity Holdings Corp.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

64353J107
(CUSIP Number)

John P. Murray
Newcastle Capital Management, L.P.
200 Crescent Court, Suite 1400
Dallas, Texas 75201
(214) 661-7474
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 25, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 64353J107

1	NAME OF REPORTING PERSON NEWCASTLE PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,380,768
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 19,380,768
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,380,768
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 64353J107

1	NAME OF REPORTING PERSON NEWCASTLE CAPITAL MANAGEMENT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,380,768
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 19,380,768
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,380,768
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 64353J107

1	NAME OF REPORTING PERSON NEWCASTLE CAPITAL GROUP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,380,768
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 19,380,768
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,380,768
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 64353J107

1	NAME OF REPORTING PERSON MARK E. SCHWARZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,480,768
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 19,480,768
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,480,768
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 64353J107

1	NAME OF REPORTING PERSON JOHN P. MURRAY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 50,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 50,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 64353J107

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the undersigned.  This Amendment No. 3 is jointly filed by Newcastle Partners, L.P., a Texas limited partnership (“NP”), Newcastle Capital Management, L.P., a Texas limited partnership, Newcastle Capital Group, L.L.C., a Texas limited liability company, Mark E. Schwarz and John P. Murray relating to shares of common stock (the “Common Stock”) of New Century Equity Holdings Corp., a Delaware corporation (the “Issuer”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth.

Item 3.                      Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

Subject to and conditioned upon the closing of the Acquisition Agreement (as defined below), NP will acquire up to an additional $5,000,000 in shares of Common Stock pursuant to the Equity Financing Agreement (as defined below), as discussed in further detail in Item 4.  NP expects that such shares of Common Stock will be acquired with the working capital of NP.

Item 4.                      Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 25, 2008, in connection with the Issuer’s execution of an agreement (the “Acquisition Agreement”) to acquire Wilhelmina International, Ltd. and its affiliated companies (collectively, the “Wilhelmina Companies”), NP entered into a purchase agreement with the Issuer (the “Equity Financing Agreement”) for the purpose of providing financing to the Issuer to complete the transactions contemplated by the Acquisition Agreement. The Acquisition Agreement is subject to the approval of the Issuer’s shareholders. Pursuant to the Equity Financing Agreement, subject to and conditioned upon the closing of the Acquisition Agreement, NP will acquire $3,000,000 of shares of Common Stock at approximately (but slightly higher than) the per share price applicable to the Common Stock issuable under the Acquisition Agreement (approximately $0.25 per share, subject to adjustment).  In addition, under the Equity Financing Agreement, NP committed to purchase, at the Issuer’s election at any time or times prior to six months following the closing of the Acquisition Agreement, up to an additional $2 million of Common Stock on the same terms.  The Equity Financing Agreement is subject to certain other conditions, including the parties’ entry into a registration rights agreement upon the closing of the Acquisition Agreement, pursuant to which NP will be granted certain demand and piggyback registration rights with respect to the Common Stock it holds, including the Common Stock issuable under the Equity Financing Agreement.  Such registration rights agreement will be substantially in the form of the form of registration rights agreement (the “Form of Registration Rights Agreement”) attached as Exhibit A to the Equity Financing Agreement.

The foregoing descriptions of the Equity Financing Agreement and the Form of Registration Rights Agreement are not complete and are qualified in their entirety by reference to the full text of the Equity Financing Agreement and Form of Registration Rights Agreement, copies of which are filed as exhibits hereto and are incorporated herein by reference.

CUSIP NO. 64353J107

In connection with the execution of the Acquisition Agreement, NP also entered into a mutual support agreement (the “Mutual Support Agreement”) with the principal owners of the Wilhelmina Companies and their affiliates, Dieter Esch (“Esch”), Lorex Investments AG (“Lorex”), Brad Krassner (“Krassner”) and Krassner Family Investments, L.P. (“Krassner L.P.” and together with Esch, Lorex and Krassner, the “Control Sellers”). Pursuant to the Mutual Support Agreement, NP agreed to vote its shares of Common Stock in favor of the Acquisition Agreement and certain amendments to the Issuer’s certificate of incorporation designed to, among other things, facilitate the closing of the transactions under the Acquisition Agreement (the “Charter Amendments”) at the meeting of the Issuer’s shareholders to be held for the purpose of approving the Acquisition Agreement and related transactions.  The Charter Amendments include, but are not limited to (i) an increase in the number of shares of Common Stock authorized, (ii) the declassification of the Issuer’s Board of Directors (the “Board”) and (iii) a change in the corporate name of the Issuer (new name expected to be “Wilhelmina International, Inc.”). NP also irrevocably (until the closing of the Acquisition Agreement) granted to, and appointed, Derek Fromm (agent for the Control Sellers) and any designee of the Control Sellers, as NP’s attorney, agent and proxy, with full power of substitution, with respect to all of NP’s Common Stock to vote and otherwise act (i) in favor of the Charter Amendments and (ii) against any action or agreement that could reasonably be expected to result in a material breach of the Issuer under the Acquisition Agreement or any other material binding agreement entered into in connection therewith.

Pursuant to the Mutual Support Agreement, the parties agreed, effective upon the closing of the Acquisition Agreement, (i) to use their commercially reasonable efforts to cause their representatives serving on the Issuer’s Board to vote to nominate and recommend the election of individuals designated by such parties (three designees of NP, one designee of Esch and one designee of Krassner (collectively, the “Designees”)) and, in the event the Board will appoint directors without shareholder approval, to use their commercially reasonable efforts to cause their representatives on the Board to appoint the Designees to the Board, (ii) to vote their shares of Common Stock to elect the Designees at any meeting of the Issuer’s shareholders or pursuant to any action by written consent in lieu of a meeting pursuant to which directors are to be elected to the Board, and (iii) not to propose, and to vote their Common Stock against, any amendment to the Issuer’s certificate of incorporation or by-laws, or the adoption of any other corporate measure, that frustrates or circumvents the provisions of the Mutual Support Agreement with respect to the election of the Designees.  The parties also agreed, effective upon the closing of the Acquisition Agreement, that for a period of three years thereafter the parties will use their commercially reasonable efforts to cause their representatives on the Board to vote to maintain the size of the Board at no more than nine persons, unless otherwise agreed to by the Designees.

Additionally, pursuant to the Mutual Support Agreement, NP agreed that, prior to the closing of the Acquisition Agreement, it will not sell, sell short, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of its holdings of Common Stock or any interest contained therein other than pursuant to the Acquisition Agreement, unless the person to which such shares are to be transferred agrees to be bound by the Mutual Support Agreement.  NP also agreed that if, following the closing of the Acquisition Agreement and until the effectiveness of the first registration statement covering shares of Common Stock issued under the Acquisition Agreement to the Control Sellers and Sean Patterson, another seller under the Acquisition Agreement, NP or any of its affiliates desires to transfer its shares of Common Stock to a third party in a transaction or series of related transactions involving the transfer of Common Stock owned by NP or its affiliates representing in the aggregate at least 20% of the shares of Common Stock held by NP at such time, each of the Control Sellers will have the right to participate in the proposed transfer up to a pro rata portion of its shares of Common Stock.

CUSIP NO. 64353J107

The obligations of the parties under the Mutual Support Agreement terminate upon the earlier of (i) the written agreement of all of the parties, (ii) the termination of the Acquisition Agreement or (iii) the date on which two of the three groups of parties to the Mutual Support Agreement (Esch and his affiliates as one group, Krassner and his affiliates as another group and NP as another group) each owns less than 5% of the Common Stock outstanding.

The foregoing description of the Mutual Support Agreement is not complete and is qualified in its entirety by reference to the full text of the Mutual Support Agreement, a copy of which is filed as an exhibit hereto and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 25, 2008, NP entered into the Equity Financing Agreement and Mutual Support Agreement as discussed in further detail in Item 4.

Item 7.                      Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Purchase Agreement dated August 25, 2008 by and between New Century Equity Holdings Corp. and Newcastle Partners, L.P.

99.2	Form of Registration Rights Agreement by and between New Century Equity Holdings Corp. and Newcastle Partners, L.P.

99.3	Mutual Support Agreement dated August 25, 2008 by and among Newcastle Partners, L.P., Dieter Esch, Lorex Investments AG, Brad Krassner and Krassner Family Investments, L.P.

CUSIP NO. 64353J107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 27, 2008	NEWCASTLE PARTNERS, L.P.

	By:	Newcastle Capital Management, L.P., its General Partner

	By:	Newcastle Capital Group, L.L.C., its General Partner

	By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

NEWCASTLE CAPITAL MANAGEMENT, L.P.

By:	Newcastle Capital Group, L.L.C., its General Partner

By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

NEWCASTLE CAPITAL GROUP, L.L.C.

By:	/s/ Mark E. Schwarz
Mark E. Schwarz, Managing Member

/s/ Mark E. Schwarz
MARK E. SCHWARZ

/s/ John P. Murray
JOHN P. MURRAY